UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Barnes & Noble Education, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

06777U101
(CUSIP Number) Leonard Riggio c/o Barnes & Noble, Inc. 122 Fifth Avenue New York, NY 10011 (212) 633-3300 with a copy to:

Bryan Cave Leighton Paisner LLP 1290 Avenue of the Americas New York, New York 10104 Attention: Jay M. Dorman Telephone (212) 541-2018
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 2-17, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on the following pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS Leonard Riggio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,399,781
	8	SHARED VOTING POWER 3,021,404
	9	SOLE DISPOSITIVE POWER 2,399,781
	10	SHARED DISPOSITIVE POWER 3,021,404

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,421,185
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.9%
14	TYPE OF REPORTING PERSON IN

Introductory Statement

This Amendment No. 4 to Schedule 13D is being filed by Leonard Riggio (“Mr. Riggio”) (the “Reporting Person”), to amend and supplement the Item specified below in Mr. Riggio’s Schedule 13D, as previously amended, with respect to the common stock, $0.01 par value (“Common Stock”), of Barnes & Noble Education, Inc., a Delaware corporation (the “Company”).

Item 5.	Interest in Securities of the Issuer.

(a) and (b) The beneficial ownership percentages used herein are calculated based upon the 45,560,891 shares of Common Stock issued and outstanding as of February 15, 2019, as reported in the Company’s Form 10-Q for the quarterly period ended January 26, 2019, filed with the Securities and Exchange Commission on March 5, 2019. The share amounts used herein are as of May 17, 2019 after giving effect to the sales reported in (c) below.

Mr. Riggio is the beneficial owner of 5,421,185 shares, or 11.9%, of Common Stock. Mr. Riggio is the direct beneficial owner of 2,399,781 shares of Common Stock. Mr. Riggio has the sole power to vote and dispose of all of such directly owned shares. Mr. Riggio and his wife, Louise Riggio (“Mrs. Riggio”), are the indirect beneficial owners of the 1,464,134 shares of Common Stock owned by LRBKS Holdings, Inc. (“LRBKS”), a Delaware corporation beneficially owned by Mr. and Mrs. Riggio, and have the power to direct the vote and disposition of the shares owned by LRBKS. Mr. Riggio and Mrs. Riggio are the indirect beneficial owners of 1,557,270 shares of Common Stock as co-trustees of The Riggio Foundation, a charitable trust in which neither Mr. or Mrs. Riggio, nor any of their family members or affiliates, have any pecuniary interest. Mr. and Mrs. Riggio have the power to direct the vote and disposition of the shares owned by The Riggio Foundation.

(c) Between May 2, 2018 and May 17, 2018, The Riggio Foundation sold an aggregate of 545,824 shares of Common Stock in multiple open market transactions at per share prices ranging from $3.63 to $4.28, inclusive, with a weighted average price of approximately $3.9583 per share. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the details of the foregoing sales transactions, including the number of shares sold at each separate price within the foregoing ranges.

Except as described herein, the Reporting Person has not effected any transactions in the Common Stock of the Company during the past sixty days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2019

/s/ Leonard Riggio
Leonard Riggio

4